April 20, 216

Pulte Calls For Lead Director Jim Postl and CEO Richard Dugas to Resign From Board Immediately

Intends to Vote Against All Directors at Annual Meeting Unless Postl and Dugas Tender Immediate Resignations

Calls for Appointment of an Effective, Proven Homebuilding Executive to Reverse the Company's Downward Trend

Launches FixPulteGroupNow.com to highlight PulteGroup's Value Destruction and Chronic Underperformance

Dear Fellow PulteGroup Shareholders:

As the largest shareholder and founder of PulteGroup Inc. (NYSE:PHM) ("PulteGroup" or the "Company"), I have grave concerns with PulteGroup's massive shareholder value destruction and inability to reverse the Company's <u>chronic underperformance</u> relative to peers and the broader market. CEO Richard Dugas has lost credibility with shareholders, and the Board of Directors of PulteGroup (the "Board") must replace him NOW. Even without adjusting for inflation, PulteGroup's revenue over the last 12 years has decreased from approximately <u>$11.7 billion in 2004 to $5.98 billion in 2015</u> and PulteGroup <u>lost over $530 million</u> cumulatively in this period.

It is incumbent upon this Board, consistent with its responsibility to shareholders, to act immediately to put a world-class experienced CEO at the helm of **OUR** Company. Shareholders can no longer entrust the future of PulteGroup to the failed status quo. We cannot wait for another year to go by before effective, proven leader is in place. Despite my efforts, the Board has not accepted my attempt to professionally and privately resolve this significant issue in the best interests of all shareholders.

It is my strong conviction that Richard Dugas and Jim Postl must resign immediately from all their positions with the Company. Richard Dugas and Jim Postl worked together on the failed Centex deal where our shareholders lost over $1.46 billion. Messrs. Dugas and Postl have lost credibility with shareholders and cannot continue to serve in their positions as Chairman/CEO and Lead Director, respectively. They must be immediately replaced by direct shareholder representatives on the Board. To the extent Messrs. Dugas and Postl refuse to immediately resign from the Board and are not replaced by shareholder representatives, I will be voting AGAINST the entire Board at this year's upcoming annual meeting of shareholders.

My main concerns include, but are not limited to, the following:

1. **Lackluster Total Shareholder Return & Value Destruction:** PulteGroup's Total Shareholder Return (TSR) has <u>materially underperformed</u> the S&P 500, S&P 500

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Homebuilder Index, and Global Industry Classification Standard's (GICS) 2520 over the past three years. Under Richard Dugas' leadership over the last 12 full years, the Company has <u>lost $530 million</u> cumulatively on a pretax earnings basis. Since 2009 under his leadership, PulteGroup has <u>lost more than an astonishing $1.3 billion</u> cumulatively. And since 2011, the Company continues to significantly underperform its peers – Lennar, D.R. Horton and NVR – in profitability, annual housing deliveries, and revenue growth.

2. **Poor Operating Results & Failed Acquisition Integration:** While PulteGroup's number of home closings have decreased in the last 2 years, the Company has added a whopping 699 employees from 2013 to 2015. The Company continues to overpay for land when it already has a large land position of over 90,000 owned lots. Most recently, the Company paid a significant premium to acquire John Weiland, a luxury brand, which cost shareholders approximately $430 million to $450 million or 9% of shareholders' equity. <u>Instead of making risky land bets at this time in the cycle, PulteGroup should be focused on greater organic delivery of homes on existing land owned, not on further increasing the Company's exposure to land</u>. It is particularly concerning that current acquisition integration efforts are led by CEO Richard Dugas who oversaw the failed $1.5 billion Centex integration.

3. **Continued Loss of Valuable Talent:** In addition to the recent departures of PulteGroup Division President for Dominion Homes, Keith Tomlinson (who left to join NVR) and Division President, Curt VanHyfte (joined MI Homes), <u>the Company has lost more than 20 valuable employees under CEO Richard Dugas</u>. This massive outflow of top talent from PulteGroup to its competitors is seriously undermining the Company's competitive position and prospects for the future.

4. **Poor Board Oversight & Corporate Governance Concerns:** <u>PulteGroup's independent directors have no experience in single family homebuilding</u> and therefore lack the experience, expertise and capability to provide strategic guidance to management on how to address the Company's chronic underperformance. Despite deep and chronic losses over the years, the Board has failed to hold management accountable. Only after significant pressure from its largest shareholder did CEO Dugas finally agree to step down and even then he is refusing to do so until May 2017, more than a year away, which I believe will be a further deterrent to morale as the Company is being led by a "lame duck" CEO. I wonder why the Board waited for shareholders to force its hand rather than prioritize our best interests over management and reverse the mounting losses by replacing management right away. It is also troubling that the Board does not appear to have a viable CEO succession plan in place or is otherwise using it as an excuse to allow CEO Dugas to linger for another year at the helm despite his horrible track record and loss of credibility with shareholders.

<u>**SETTING THE RECORD STRAIGHT**</u>

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To date, rather than provide viable solutions, Richard Dugas, Jim Postl and the other members of the Board have instead chosen to try to defend their poor track record by omitting key facts and making misleading statements:

- Current leadership claims that PulteGroup's pretax earnings were $2.2 billion since 2011. In fact, the Company only made $1.9 billion over the last 5-year period. The Company either conveniently excluded the $310 million loss incurred in 2011, or failed to apply the proper arithmetic. Further, current leadership claims they lowered the Company's debt to capital ratio from 60% to 30%, but they fail to note that the Company had a massive $2.1 billion tax asset reversal in 2013 which dramatically altered this calculation.

- From 2011 to 2015, Lennar and D.R. Horton had pretax profits of approximately $3.2 billion and $2.9 billion, respectively, while PulteGroup lagged with only $1.9 billion of pretax profit.

- The Company issued a press release boasting that Instiutional Shareholder Services ("ISS") supports its director nominees. However, it is easy to receive support when you are running unopposed. The Board omitted the fact that ISS gave the Company a Corporate Governance Risk QuickScore of 9 on a scale of 1 to 10 where 1 indicates lower governance risk and 10 indicates higher governance risk. ISS specifically highlighted high concerns with the lack of shareholder rights at the Company.

LACKLUSTER TOTAL SHAREHOLDER RETURNS & VALUE DESTRUCTION

Under the leadership of CEO Richard Dugas, our Company lost its leading market position and sustained massive losses of shareholder value.

PulteGroup has sustained more than $1.3 billion in cumulative pretax losses from 2009 to 2015 while competitors generated significant pretax earnings.



PulteGroup has <u>sustained $530 million of losses</u> under the leadership of CEO Richard Dugas since 2004 on a pretax basis, while competitors earned significant dollars.



From 2011 to December 31, 2015, PulteGroup's cumulative pretax profit margins are dead last amongst large cap homebuilding peers. During this period, PulteGroup delivered a cumulative 7.2% pretax margin, which trails Lennar at 10.5%, NVR at 10.1% and D.R. Horton at 8.6%.

PulteGroup's Total Shareholder Return over the past few years and since Richard Dugas became CEO in July 2003 have woefully underperformed peer large cap homebuilders and the market. Interestingly, this is during an economic period that housing was recovering.

<u>PulteGroup Performance vs. Peers 2014 to Present</u>

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Source: Yahoo! Finance as of 4/19/2016 close

PulteGroup Performance vs. Peers Since July 2003



Source: Yahoo! Finance as of 4/19/2016 close

PulteGroup's Subpar Valuation Evidences its Chronic Underperformance

The market currently values PulteGroup far below its large-cap homebuilding peers – Lennar Corp, D.R. Horton and NVR – as shown below.



PulteGroup Valuation vs. Peers (LEN, DHI, NVR)

Source: Morningstar as of 4/19/2016

POOR OPERATING RESULTS & FAILED ACQUISITION INTEGRATION

PulteGroup's land position is deep, but CEO Dugas has not been able to figure out how to best utilize this asset, as evidenced by the small amount of annual closings (17,127 closings for 2015) relative to PulteGroup's total lot inventory (95,919 lots owned plus 42,160 optioned for 2015).

Specifically, PulteGroup has a higher lot inventory (in years) than its competitors, D.R. Horton, Lennar and NVR. The ability to deliver more homes on existing owned lots is <u>untapped potential</u> with the <u>right leader at PulteGroup</u>. **The last thing that PulteGroup shareholders need is to miss the opportunity to sell land inventory in the current strong market, and therefore to ultimately head into another potential recession with significant dead land inventory that cannot be moved.** Along the lines of underutilizing its land positions, PulteGroup's annual rate of home closings has dramatically lagged competitors since 2011. While the peer average of annual home closing growth between 2011 and 2015 stands at ~20% CAGR, PulteGroup has only grown home closings by ~3% per year.

Despite PulteGroup's decreasing home closings over the last 2 years, PulteGroup has added nearly 700 employees, and its average revenue per employee has decreased – this is the <u>opposite of operating leverage and value creation.</u> Competitors of PulteGroup have increased their revenue per employee as they rebounded from the housing crisis and have become more efficient in their operations with economies of scale.

<u>Decreasing Revenue per Employee</u>

Revenue ($ in Millions)　　　　　　Revenue per Employee ($ in 000s)



Source: PulteGroup 10-K's

Despite having significant land inventory, PulteGroup makes risky and expensive land investments. <u>Most recently, the Company purchased John Weiland for approximately $430 million to $450 million, or approximately 9% of shareholders' equity in an apparently desperate and expensive maneuver to compensate for the absence of organic growth during CEO Dugas' more than decade-long tenure.</u> This on the heels of another expensive and failed acquisition -- the Centex acquisition -- which has proven a failure and resulted in over $1.46 billion of goodwill write-offs in just over 2 years, combined with materially decreasing community counts. Jim Postl was a director of Centex and despite the massive losses of shareholder capital from the Centex acquisition, Jim Postl has risen to Lead Director at PulteGroup.

Centex Community Counts



Source: PulteGroup Investor Presentations

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<u>CONTINUED LOSS OF VALUABLE TALENT</u>

An enterprise is only as good as the people who stand behind it. Unfortunately, Mr. Dugas' inability or unwillingness to work constructively with colleagues and effectively lead the organization appears to have led to an exodus of highly valued talent to our competitors. In addition to the recent departures of PulteGroup Division President for Dominion Homes, Keith Tomlinson and Division President, Curt VanHyfte, both who joined competitors, the Company has lost more than 20 top employees under CEO Richard Dugas.

Meanwhile, the incumbent directors, who have no relevant homebuilding experience and collectively own less than 1% of the Company, remain in place. The high-profile operations departures at PulteGroup highlight a consistent weakness in CEO Dugas' leadership capabilities, integration expertise, and fundamental management skills.

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Person	Departed PulteGroup Position of:
Roger Cregg	Executive Vice President & Chief Financial Officer
Steve Petruska	Chief Operating Officer
Deborah Wahl	Senior Vice President & Chief Marketing Officer
Tony Koblinski	National Vice President of Homebuilding Operations
Mike Wyatt	Senior Vice President of Homebuilding
Greg Nelson	Vice President of Tax & Corporate Real Estate
Tim Stewart	Vice President of Finance Operations
Jim Petersen	Director of R&D / Quality
Kemp Gillis	National Director of Purchasing
Andy Morgillo	National Director of Purchasing
Sean Degen	National Vice President of Product Development
Keith Tomlinson	Division President - Columbus & Kentucky
Pat Beirne	Regional President & Area President
Rick Dibella	East Region President
Joe Ball	Vice President of Construction; Division President
Curt VanHyfte	Division President
Jim Rorison	Division President
Greg Wolpert	Division President
Andrew Hill	Division President
Louis Birnbaum	Division President
Alan Laing	Area President
Matt Koart	Area President

Source: LinkedIn

POOR BOARD OVERSIGHT & CORPORATE GOVERNANCE CONCERNS

None of the outside directors appear to have any meaningful experience operating a single family homebuilding business. The Board, with an average tenure of over 7 years, has seemingly become insular and unable to rectify concerns with its largest shareholder.

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Outside Directors	Experience	Years on Board	Homebuilding Operational Experience
Brian P. Anderson	• Finance – Consumer Retail (Former OfficeMax CFO)	• 11 years	NO
Bryce Blair	• Apartment Community Management (Former AvalonBay Communities CEO)	• 5 years	NO
Richard W. Dreiling	• Operations – Consumer Retail (Former Dollar General CEO)	• 1 year	NO
Thomas J. Folliard	• Operations – Consumer Retail (CarMax CEO)	• 4 years	NO
Cheryl W. Grise	• Operations - Public Utilities (Former Northeast Utilities EVP)	• 6 years	NO
Andre J. Hawaux	• Finance & Operations – Consumer Retail (Dick's Sporting Goods COO)	• 3 years	NO
Debra J. Kelly-Ennis	• Marketing & Distribution – Consumer Goods (Former Diageo Canada CEO)	• 19 years	NO
Patrick J. O'Leary	• Finance – Industrial Products (Former SPX Corp. CFO)	• 11 years	NO
James J. Postl	• Operations – Consumer Services (Former Pennzoil-Quaker State CEO)	• 7 years	NO

The Board has only minimal ownership in PulteGroup leading to misalignment of interest with shareholders. Aggregate ownership by Board members and executive officers is significantly below that of any other peer board.

	Ownership %
PHM	**0.9%**
D.R. Horton	7.2%
NVR	10.2%
Toll Brothers	10.5%
Lennar	2.5%
Peer Average	**7.6%**

Note: Insiders include executives & directors
Source: Proxy Statements

Unsurprisingly, the Board has failed to prioritize shareholders' best interests over management. While management under the leadership of CEO Dugas has consistently destroyed shareholder value, the Board has failed to hold them accountable for their dismal record. In fact, to the contrary, the Board has awarded management generously and for all the wrong reasons.

According to a recent ISS report, PulteGroup's rating of pay-for-performance alignment for executive compensation is better than only 12% of other companies. I attribute the lack of value creation at PulteGroup in large part to the Board setting the wrong incentives for management in their compensation metrics.

FIXING PULTEGROUP NOW

In 2000, our Company was the top U.S. homebuilder, as measured by home closings. Today, PulteGroup's home closings have fallen to a distant third in the industry and are now less than half of the size of its largest competitor. In fact, PulteGroup's home closings growth has dramatically lagged peers since 2011. From that time to December 31, 2015, PulteGroup has achieved a meager 3% CAGR versus an average 20% CAGR for its peers.

It is evident that this Board has neglected its shareholders' best interests. Ineffective leadership is at the heart of PulteGroup's performance issues. PulteGroup, its employees, its customers, and its shareholders deserve immediate action. It is time for a seasoned homebuilding operator to lead the Company in order to reduce the significant loss of talent and to properly execute on a plan to drive shareholder value. Therefore, the Board must take steps to immediately find an experienced, veteran operator to replace Richard Dugas as CEO.

I stand ready to meet and seek common ground with the Board so we can together find a solution in the best interests of all shareholders. I am confident, however, that any solution must include the immediate replacement of Chairman/CEO Richard Dugas and Lead Director Jim Postl. In the absence of urgent and decisive action by the Board, I can only conclude that this Board is failing to prioritize the shareholders' best interests.

William J. Pulte
Founder and Largest Shareholder
PulteGroup

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